Mail Stop 3561

August 3, 2006

Scott Flood
Secretary
Structured Products Corp.
390 Greenwich Street
New York, NY 10013

Re: Structured Products Corp.
Amendment no. 2 to Registration Statement on Form S-3
Filed July 20, 2006
File No. 333-133978

Dear Mr. Flood:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prospectus Supplement
General
Summary, S-1
Additional Underlying Securities, page S-4

      1. We note your response to our prior comment 2 of our letter dated July 10, 2006. If you contemplate using a master trust structure, please revise the disclosure in the prospectus supplement and the base prospectus to indicate that the trust may be a master trust.

2. Please also confirm that the master trusts will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to Section III.A.2.f. of the Regulation AB Adopting Release (Release No. 33-8518).

3. Furthermore, if you plan to utilize a master trust structure, please revise your disclosure here and in the base prospectus to reflect that securities held by both the existing and additional Certificateholders will be backed by the expanded asset pool.

4. Finally, if you plan to use a master trust structure, please confirm that you are aware of and will comply with your reporting responsibilities under the Exchange Act. In particular, please confirm your understanding that subsequent issuances from the same issuing entity may renew your Exchange Act reporting requirements if they have been previously suspended. We note your disclosure on page 28 under "Reports in relation to the Certificates" that you will file distribution reports on Form 10-D and 10-K for as long as the Company is subject to the reporting requirements of the Exchange Act.

Call [Rights] [Warrants], page S-6

5. We note your response to prior comment 5. Please confirm that any call rights or warrants granted by the Issuing Entity for Deposited Assets would only be issued by trusts that contain only one single type of underlying security issued by a single issuer.

Base Prospectus
Exhibit 4.1

6. Please note that Rule 15d-18 of the Exchange Act requires that each party that participates in the servicing function must provide a report regarding its assessment of compliance with the servicing criteria outlined in Item 1122(d). Please note that separate servicer compliance statements as outlined in Item 1123 may also be required. It appears to us that an Administrative Agent may participate in the servicing function as outlined in Article III. Please tell us the parties that will be performing servicing activities and please revise your trust agreement to reflect any additional Exchange Act reporting responsibilities, if necessary. Also refer to Note to Rule 15d-18 and Section 17 of the Regulation AB Telephone Interpretations available on our website.

7. We also note that the Independent Public Accountants' Administrative report described in Section 3.16 may not satisfy Item 1122(b) of Regulation AB. Is this the same report that you are referring to in Article VI, Section 6.1(c) or is Section 3.16 referring to something different?

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Al B. Sawyers, Esq.
        Orrick, Herrington & Sutcliffe LLP
        Fax: (212) 506-5151